June 18, 2014

Cecilia D. Blye

Office of Global Security Risk
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street N.E.

Washington, D.C. 20549

RE:	priceline.com Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 20, 2014
File No. 0-25581

Dear Ms. Blye:

On behalf of The Priceline Group Inc. (formerly priceline.com Incorporated (“The Priceline Group”)), I am responding to your letter addressed to Darren R. Huston, Chief Executive Officer of The Priceline Group, dated June 6, 2014, relating to The Priceline Group’s Form 10-K for the year ended December 31, 2013.

In that letter, you asked that we advise when The Priceline Group will be able to provide the requested response.  Since our most recent letter on these issues, dated January 31, 2012, The Priceline Group has acquired certain companies with business models and databases that need to be queried separately and differently from those in place for the legacy companies within The Priceline Group.  We anticipate that it may take approximately one month to gather, review and validate the necessary data.  Accordingly, The Priceline Group currently believes that it will be able to provide its response to your office by July 11, 2014.

Please call me at (203) 299-8336 should you or your staff have any questions or require further information.

Very truly yours,

/s/ Eduardo N.T. Andrade

Eduardo N.T. Andrade
SVP, Global Compliance & Ethics Officer

cc:                                Pradip Bhaumik, Special Counsel
Mara Ransom, Assistant Director,
Division of Corporate Finance